Exhibit 99.1

No. 12/10

FATAL ACCIDENT AT NIOBEC MINE

Toronto, Ontario, June 2, 2010 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) regrets to report the death of an employee in an accident this morning at its Niobec Mine, 25 kilometres northwest of Chicoutimi, Québec. Investigations are underway by the Company and the Commission de la Santé et de la Sécurité du Travail du Québec (CSST).

The Company’s onsite emergency response team was immediately activated and external emergency services personnel were called to the site.

The employee’s family has been notified. Mining operations have been suspended today out of respect for the family and the Niobec employees. IAMGOLD is offering assistance and support to the employee’s family and the entire Niobec workforce. The immediate thoughts of IAMGOLD’s Board of Directors and management are with the family, friends and coworkers of the employee.

For further information please contact:

IAMGOLD Corporation:

Larry Phillips
Executive Vice President, Corporate Affairs
Tel: (416) 360-4710
Toll-free: 1 888 464-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.